UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number            0-2602

Blackstone Valley Electric Company
(Exact name of registrant as specified in its charter)

750 West Center Street, West Bridgewater, MA 02379
(Address, including zip code, and telephone number, including area code, of registrant?s principal executive offices)

4.25% Non-Redeemable Preferred Stock and
6.25% Redeemable Preferred Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(I)     (X)                     Rule 12h-3(b)(1)(I)     (X)
Rule 12g-4(a)(1)(ii)    (   )                   Rule 12h-3(b)(1)(ii)    (   )
Rule 12g-4(a)(2)(I)     (   )                   Rule 12h-3(b)(2)(I)     (   )
Rule 12g-4(a)(2)(ii)    (   )                   Rule 12h-3(b)(2)(ii)    (   )
Rule 15d-6              (   )

Approximate number of holders of record as of the certification or notice date:

4.25% Non-Redeemable Preferred Stock - 38
6.25% Redeemable Preferred Stock - 29

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) had caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 14, 2000                 By: /s/ John R. Stevens
                                           John R. Stevens
                                           Vice Chairman